Exhibit 99.1

The matters described in this notice involves securities of Japanese companies. Information distributed in connection with these matters and the related shareholder vote is subject to Japanese disclosure requirements that are different from those of the United States. Financial information described in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of these matters since the companies are located in Japan and some or all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

To All Shareholders:

Securities code: 6624

June 25, 2019

Yuuri Ono
President and CEO
Tabuchi Electric Co., Ltd.
3-4-30 Miyahara, Yodogawa-ku,
Osaka, Japan

NOTICE FOR THE RESOLUTION PASSED AT

THE 81ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby inform you that at the 81st Ordinary General Meeting of Shareholders held today, the following reports and resolutions were made.

Matters Reported

1.	The Business Report, Consolidated Financial Statements and the results of audits of the Consolidated Financial Statements for the 81st Fiscal Year (April 1, 2018 to March 31, 2019) by the Accounting Auditor and the Audit and Supervisory Committee
2.	Non-consolidated Financial Statements for the 81st Fiscal Year (April 1, 2018 to March 31, 2019)

Matters Resolved

No. 1	Election of three (3) Directors (excluding Directors who are Audit and Supervisory Committee Members)

This matter was approved as originally proposed, and three directors, Yuuri Ono, Masumi Maeta and Jun Hasegawa, were re-elected as directors (excluding the director who is the Audit and Supervisory Committee member).

No. 2	Election of an Accounting Auditor

This matter was approved as originally proposed.

No. 3	Approval of the abolition of measures against large-scale acquisition of shares in Tabuchi Electric Co., Ltd. (takeover defense measure)

This matter was approved as originally proposed.

No. 4	Approval of agreement to exchange shares between Tabuchi Electric Co., Ltd. and Diamond Electric Holdings Co., Ltd.

This matter was approved as originally proposed.

By the resolution of the Board of Directors held after the end of this General Meeting of Shareholders, the following representative director has been appointed and assumed office.

Yuuri Ono, President and Representative Director

The directors of the Company as of June 25, 2019 are as follows.

President and CEO	Yuuri Ono
Director	Masumi Maeta
Director	Jun Hasegawa
Director (Full-time Audit and Supervisory Committee Member)	Masataka Irie
Director (Audit and Supervisory Committee Member)	Shiro Kasama
Director (Audit and Supervisory Committee Member)	Kazutoshi Miyamoto
Director (Audit and Supervisory Committee Member)	Daisuke Okamoto